Exhibit 99.1

ESSA Pharma Submits IND for EPI-7386 for Prostate Cancer and Provides Business Update

VANCOUVER and HOUSTON, March 31, 2020 /CNW/ - ESSA Pharma Inc. ("ESSA", or the "Company") (NASDAQ: EPIX, TSX-V: EPI), a pharmaceutical company focused on developing novel therapies for the treatment of prostate cancer, today announced that it has submitted an Investigational New Drug (IND) application to the U.S. Food and Drug Administration (FDA) to evaluate its lead clinical candidate, EPI-7386, in a Phase 1 clinical study for the treatment of patients with metastatic castration-resistant prostate cancer (mCRPC).

"We believe that EPI-7386 has the potential to be an important new therapy for men with prostate cancer. All of the preclinical data accumulated to date leads us to believe that it will be an active agent with a good PK profile," commented David R. Parkinson, MD, CEO of ESSA.  "We remain focused on conducting a clinical trial of this unique inhibitor of the N-terminal domain of the androgen receptor in adult male patients with mCRPC resistant to standard of care treatments. We are pleased that we were able to file the IND as planned. This is a significant milestone for the Company and we look forward to beginning clinical testing of EPI-7386 in patients as soon as possible."

The Company also provided a business update as the COVID-19 situation rapidly evolves. To date, the global coronavirus outbreak has not had a material impact on the Company's business operations.  At present, ESSA does not anticipate changes to planned achievement of key clinical milestones in calendar year 2020, but is continuing to monitor the situation.

Business Updates:

  We remain on track to commence the monotherapy clinical study of EPI-7386 in mCRPC patients resistant to standard of care treatments in Q2 2020.
  Enrollment will be approximately 18 patients at multiple US and Canadian medical institutions in a standard 3+3 trial design with up to 10 additional patients enrolled in the dose expansion cohort.
  Clinical sites are being finalized and we are preparing for clinical trial initiation. We are working with our contract research organization ("CRO") to prepare for clinical trial initiation, despite the current limitations on travel. We will also augment our trial risk management plan including mitigation strategies to deal with clinical trial sites that may be impacted by the COVID-19 situation. This plan will incorporate the latest FDA guidance regarding clinical trial conduct during the COVID-19 pandemic.
  Although our in-person lab activities are affected by COVID-19, we have conducted extensive gene expression studies demonstrating differentiation of our N-terminal domain (NTD) inhibition mechanism from ligand binding domain (LBD) inhibition by anti-androgens as well as the unique quantitative and qualitative effects of the combination of NTD and LBD androgen receptor inhibition. The full analysis of these results will be presented at a future scientific meeting.
  The Company ended December 31, 2019 with $45.9 million cash, which we believe provides operating funds through fiscal year end 2022 (September 30) and will allow ESSA to complete the Phase 1 monotherapy dose-escalation study, an expansion phase to that study, and a combination study of EPI-7386 with currently utilized antiandrogens in metastatic prostate cancer patients with earlier stages of the disease.

About ESSA Pharma Inc.
ESSA is a pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castration-resistant prostate cancer in patients whose disease is progressing despite treatment with current therapies. ESSA's proprietary "aniten" compounds bind to the N-terminal domain of the androgen receptor ("AR"), inhibiting AR driven transcription and the AR signaling pathway in a unique manner which bypasses the drug resistance mechanisms associated with current anti-androgens. The Company filed an IND with the U.S. Food and Drug Administration ("FDA") for EPI-7386 in the first calendar quarter of 2020. For more information, please visit www.essapharma.com and follow us on Twitter under @ESSAPharma.

About Prostate Cancer
Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2018). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone, disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease, mCRPC, and most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years. Despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those who have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo animal studies, ESSA's novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

Forward-Looking Statement Disclaimer
This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements regarding the preparation and expected timing of a Phase 1 study of EPI-7386, a combination study of EPI-7386 and other statements surrounding the Company's clinical evaluation of, and beliefs with respect to, EPI-7386, as well as statements regarding the Company's liquidity profile and the impact of the global coronavirus outbreak on the Company's operations.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA's financial projections; (ii) obtaining positive results of clinical trials; (iii) obtaining necessary regulatory approvals; and (iv) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA's Annual Report on Form 20-F dated December 19, 2019 under the heading "Risk Factors", a copy of which is available on ESSA's profile on the SEDAR website at www.sedar.com, ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE ESSA Pharma Inc

View original content: http://www.newswire.ca/en/releases/archive/March2020/31/c0031.html

%CIK: 0001633932

For further information: Company Contact: Peter Virsik, Chief Operating Officer, ESSA Pharma Inc., Contact: (778) 331-0962, Email: pvirsik@essapharma.com; Investor Relations Contact: Alan Lada, Vice President, Solebury Trout, Contact: (617) 221-8006, Email : alada@SoleburyTrout.com

CO: ESSA Pharma Inc

CNW 07:00e 31-MAR-20